UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM CORPORATION PERSONAL
RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

1

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2007
Pittsburgh, Pennsylvania

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Investments at fair value:
Interest in Allegheny Master Trust	$90,279,735	$86,162,379
Interest in registered investment companies	42,004,111	33,345,677
Corporate common stocks	28,139,705	16,967,188
Participant loans	6,056,070	5,733,748
Interest in common collective trusts	915,891	11,756
Non-interest bearing cash	1,224	—

Total investments at fair value	167,396,736	142,220,748

Employer contribution receivable	—	69,283
Employee contributions receivable	—	209,237
Other payables, net	(691,677)	(7,965)

Net assets available for benefits at fair value	166,705,059	142,491,303
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,047,683	824,965

Net assets available for benefits	$167,752,742	$143,316,268

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Contributions:
Employer	$2,084,787	$2,091,082
Employee	9,274,173	8,172,992

Total contributions	11,358,960	10,264,074

Investment income:
Net realized/unrealized gain on corporate common stocks	22,822,580	7,846,503
Net gain from interest in Allegheny Master Trust	4,215,779	4,422,436
Net gain from interest in registered investment companies	3,980,071	2,785,863
Interest income	411,703	325,028
Dividend income	163,085	147,819
Net gain from interest in common collective trusts	16,575	2,195
Other income	1,475	4,519

Total investment income	31,611,268	15,534,363

	42,970,228	25,798,437

Distributions to participants	(18,530,352)	(14,625,912)
Fees	(3,402)	(2,827)

	(18,533,754)	(14,628,739)

Net increase in net assets available for benefits	24,436,474	11,169,698
Net assets available for benefits at beginning of year	143,316,268	132,146,570

Net assets available for benefits at end of year	$167,752,742	$143,316,268

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits or the total of net assets available for benefits for any period presented.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Share of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investments in bank and insurance company guaranteed investment contracts (“GICs”) and in synthetic investment contracts (“SICs”) are stated at contract value which is equal to principal balance plus accrued interest, because they are fully benefit-responsive. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC or the Company) through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. Unless otherwise specified by the participant, all contributions are made to the Standish Mellon Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employees’ annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006		2005
Standish Mellon Fixed Income Fund (contract value)	$74,654,580		$69,943,385
Allegheny Technologies Incorporated common stock	28,139,705		16,967,188
Oakmark Balanced Fund	11,155,720		8,960,627
T. Rowe Price Structured Research Common Trust Fund (contract value)	8,396,573		7,504,914
Alliance Capital Growth Pool (contract value)	8,276,266	*	9,539,045

*	Presented for comparison purposes only; does not represent investment that is 5% or more of the Plan’s net assets.
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

	2006	2005

Standish Mellon Fixed Income Fund	31.54%	32.87%
Alliance Capital Growth Pool	24.11	23.99
T. Rowe Price Structured Research Common Trust Fund	11.63	11.33
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Guaranteed investment contracts:
GE Life and Annuity	$—	$5,453,333
Hartford Life Insurance Company	—	3,978,336
John Hancock Life Insurance Company	—	3,022,363
Monumental Life Insurance Company	—	1,020,997
New York Life Insurance Company	895,330	4,703,449
Ohio National Life	—	2,005,322
Principal Life	1,368,618	1,307,756
Pruco Pace Credit Enhanced	—	3,716,096
Security Life of Denver	—	1,517,224
United of Omaha	—	1,422,965

	2,263,948	28,147,841

Synthetic guaranteed investment contracts:
Bank of America	28,662,260	33,323,362
IXIS Financial Products, Inc.	4,030,074	—
MDA Monumental BGI Wrap	—	43,967,438
Monumental Life	60,286,128	—
Rabobank	53,011,207	41,435,067
State Street Bank	21,292,911	15,290,983
Union Bank of Switzerland	39,206,620	35,642,109

	206,489,200	169,658,959

Interest in common collective trusts	24,622,702	12,443,974

Total net assets at fair value	233,375,850	210,250,774
Wrap contracts at fair value	(49,959)	(22,731)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,381,661	2,543,062

Total net assets	$236,707,552	$212,771,105

The Standish Mellon Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2006 and 2005, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.30% to 5.34% and 4.15% to 7.08%, respectively.
Average yields for all fully-benefit responsive investment contracts for the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31
Average yields:	2006	2005
Based on actual earnings	4.75%	4.56%
Based on interest rate credited to participants	4.64%	4.44%
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 and 2005 was as follows:

	2006	2005

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972	$39,779,750
Operating payables	(10,572)	(11,734)

Total net assets	$34,325,400	$39,768,016

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Interest in common collective trusts	$72,210,981	$66,391,950
Payables	(34,228)	(126,421)

Total net assets	$72,176,753	$66,265,529

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Mellon				T. Rowe Price Structured
	Fixed Income Fund		Alliance Capital Growth Pool		Research Common Trust Fund
	Years Ended December 31
	2006	2005	2006	2005	2006		2005

Investment income (loss):
Interest income	$9,196,721	$9,077,315	$—	$—	$		$—
Net realized/unrealized gain (loss) on corporate common stocks	6,246	(543)	—	(1)		11,900	(1,585,846)
Dividends	—	—	—	—		—	427,913
Net loss, registered investment companies	—	(7,739)	—	—		—	—
Net gain (loss), pooled separate accounts	—	—	(283,791)	4,438,949		—	—
Net gain, common collective trusts	851,445	443,616	—	—		10,226,870	4,781,495
Administrative expenses	(242,636)	(254,334)	(98,140)	(129,310)		(403,225)	(461,975)
Transfers	14,124,671	4,681,472	(5,060,685)	(2,665,712)		(3,924,321)	(10,910,725)

Net increase (decrease)	23,936,447	13,939,787	(5,442,616)	1,643,926		5,911,224	(7,749,138)
Total net assets at beginning of year	212,771,105	198,831,318	39,768,016	38,124,090		66,265,529	74,014,667

Total net assets at end of year	$236,707,552	$212,771,105	$34,325,400	$39,768,016		$72,176,753	$66,265,529

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under the Plan. Dreyfus Service Corporation is the funds’ distributor. The Boston Company is the manager of the Short Term Investment Fund. Dreyfus Corporation, Dreyfus Service Corporation and The Boston Company are wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for the Plan. T. Rowe Price and Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$167,752,742	$143,316,268
Deemed distribution of benefits to participants	(205,967)	(123,243)

Net assets available for benefits per the Form 5500	$167,546,775	$143,193,025

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$18,530,352
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2006	205,967
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2005	(123,243)

Benefits paid to participants per the Form 5500	$18,613,076

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

Registered Investment Companies
Dreyfus Emerging Leaders Fund*	195,820.6220	$6,800,850
Dreyfus Bond Market Index *	111,917.6110	1,118,057
Dreyfus International Value Fund*	327,780.8690	6,411,394
Artisan Funds	105,167.8070	3,203,411
Dreyfus Appreciation Fund *	19,103.1250	836,526
Oakmark Balanced Fund	431,055.6230	11,155,720
Hartford Midcap Fund	106,861.5530	2,884,193
Lord, Abbett Midcap Fund	105,944.3190	2,373,153
MFS Value Fund	85,267.2030	2,282,603
Morgan Stanley Small Growth Fund	92,251.5640	1,227,961
PIMCO – NFJ Fund	66,046.8240	2,063,963
PIMCO – Total Return Fund	65,521.1920	680,110
Jennison Growth Fund	53,962.1540	887,138
US Global Investors Global Resources Fund	1,396.5240	20,724

		41,945,803

Self-directed accounts:
Dreyfus 100% US Treasury MM Fund*	213.2300	213
Fidelity Select Portfolios – Energy Svc Portfolio	199.3260	13,454
Fidelity Select Portfolios – American Gold Portfolio	239.1160	8,728
Fidelity Select Portfolios – Defense & Aerospace Portfolio	181.9250	14,838
Permanent Portfolio Fd – Total Return Fund	651.2760	21,075

Total self-directed accounts		58,308

Total Registered Investment Companies		$42,004,111

Common Collective Trusts
The Boston Company Short Term Investment Fund*	915,890.8400	$915,891

Corporate Common Stocks
Allegheny Technologies Incorporated*	310,318.7560	$28,139,705

Participant loans* (8.25% to 9.25%, with maturities through 2021)		$6,056,070

*Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
ALLEGHENY LUDLUM CORPORATION
PERSONAL RETIREMENT AND 401(K) SAVINGS
ACCOUNT PLAN

Date: June 22, 2007	By:	/s/ Richard J. Harshman Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)